Contact

ericrossknittel@gmail.com

www.linkedin.com/in/eric-knittel
(LinkedIn)
eric-knittel-x3bw.squarespace.com/
(Portfolio)

Top Skills

Leadership
Creative Marketer
Passive Real Estate Investing

Honors-Awards

Best Ads on TV
Candy Colored Diamonds
2014 Communication Arts Showcase
2014 Austin ADDY Bronze
2018 Austin ADDY Silver

Eric Knittel

Advertising | Real Estate | Entrepreneurship
Austin, Texas, United States

Summary

Award-winning Creative Director with over 29 years of experience leading transformative brand campaigns for national and global clients. Proven ability to develop high-performing teams, inspire innovative thinking, and deliver integrated advertising strategies across traditional, digital, and experiential platforms. Deep expertise in creative direction, storytelling, production, and brand development —consistently converting complex challenges into results-driven creative work that shifts perception and drives revenue.Also, a licensed Texas Realtor® with over 13 years of personal experience investing in real estate and a passion for helping others buy, sell, and/or build a portfolio of income-producing assets.

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Experience

RayRok
Chief Marketing Officer
October 2025 - Present (10 months)
Austin, Texas, United States

Joining forces with an amazing team of leaders across tech, marketing, and music to lead the brand-building, marketing, and advertising behind a startup that's about to disrupt a $100 billion industry. www.rayrok.com

GS&F
Creative Director
August 2023 - Present (3 years)
Nashville, TN

• In the first nine months, delivered $3.55M in new video production revenue by winning a competitive pitch against a major incumbent agency.

• Helped unlock hundreds of thousands in agency fees from dormant client accounts via refreshed brand narratives and targeted campaigns.

• Led agency rebrand praised by executive leadership for reshaping market perception and driving new business opportunities.

• Directed award-winning campaigns, resulting in team members winning "Nashville Copywriter of the Year" (3x years running) and one "Art Director of the Year."

Knittel Real Estate
Real Estate Agent
July 2023 - Present (3 years 1 month)
United States

Licensed Texas real estate agent with 13+ years of experience helping buyers and investors build wealth through real estate. Skilled at guiding first-time homebuyers and seasoned investors, from securing family homes to expanding property portfolios. Expert in new home sales, real estate financing, and single-family transactions.

Knittel Real Estate Investments
Real Estate Investor
January 2013 - Present (13 years 7 months)
Austin, Texas Metropolitan Area

Real estate investor since 2013 with expertise in acquiring, rehabbing, managing, and selling distressed single-family properties.

Achievements:
* 10+ successful single-family investments with an average 15.8% cash-on-cash return and 100%+ equity capture. Certified passive investor with experience in two 150+ unit multi-family properties.
* Certified in multi-family passive investment strategies.

Freelance # Self-employed
Freealance Creative Director
January 2020 - June 2023 (3 years 6 months)
Austin, Texas, United States

• Provided end-to-end creative leadership for brand and agency clients across digital, broadcast, and experiential channels.

• Specialized in brand repositioning, content strategy, and campaign launches in healthcare, education, and lifestyle verticals.

TimelyMD
Associate Vice President, Brand & Creative
November 2020 - October 2021 (1 year)

Fort Worth, Texas, United States

• Spearheaded the brand transformation of TimelyMD from a white-labeled telehealth service into TimelyCare, a distinct, student-centered healthcare brand.

• Collaborated with internal stakeholders, one in-house designer, and a team of freelance creatives to develop a cohesive brand identity and multi-platform marketing strategy.

• Created and launched integrated campaigns across video, social media, and web platforms to engage a Gen Z college audience.

• Produced B2B marketing toolkits, digital microsites, email campaigns, and onboarding experiences tailored to university administrators and student users.

• Supported company efforts during a major operational shift, including platform development and the onboarding of 80+ universities.

• Campaign efforts led to:
* Highest student utilization in company history
* $20 million in annual recurring revenue (ARR)
* Doubling of overall sales within one fiscal year

GSD&M
Creative Director/Copywriter
June 2008 - April 2020 (11 years 11 months)
Austin, Texas

• Conceived and led campaigns for Fortune 500 brands, managing cross-functional teams across digital, TV, print, and social.

• Contributed to transformative campaigns for clients including Southwest Airlines, AT&T, and Zales.

• Played a key role in Zales' turnaround by co-creating brand campaigns that increased share value from <$2 to $21 per share.

Austin Creative Department
Instructor
July 2016 - October 2019 (3 years 4 months)
Austin, Texas

• Mentored emerging creatives in concept development, copywriting, and portfolio building.

• Directed student work that went on to win ADDY Best in Show in the student category.

Bernstein-Rein Advertising
Senior Copywriter
December 2003 - February 2008 (4 years 3 months)
Kansas City, MO

• Developed integrated creative across retail, food, and consumer goods clients including Wal-Mart and Lee Jeans.

Saatchi & Saatchi X
Senior Copywriter
May 2002 - December 2003 (1 year 8 months)
Springdale, AR

• Created in-store marketing campaigns and digital activations for Procter & Gamble and Tyson Foods.

CJRW
Copywriter
September 1999 - May 2002 (2 years 9 months)
Fayetteville, AR

• Honed copywriting expertise by developing integrated campaigns for local and regional brands across print, broadcast, and digital platforms.

• Played a key role in securing hundreds of thousands of dollars in new business, contributing to agency growth and client acquisition.

• Helped the agency earn its first National Gold ADDY Award and win numerous regional and local creative awards, enhancing industry recognition and credibility.

Education

Northeastern State University
BA, Advertising · (1993 - 1997)

Ponca City High School

Diploma, General Studies · (1989 - 1992)